Exhibit 99.38

Franco-Nevada	QuadraFNX
MINING LTD

Franco-Nevada and Quadra FNX Confirm Closing Date for Sale of Gold Wheaton Stock

TORONTO, December 22, 2010 — Further to their press release dated December 16, 2010, Franco-Nevada Corporation (TSX — FNV) (“Franco-Nevada”) and Quadra FNX Mining Ltd. (TSX — QUX) (“Quadra FNX”) announced today that they have received clearance from the Competition Bureau to the previously announced sale of shares of Gold Wheaton (TSX — GLW) and advise that closing will occur on January 5, 2011.

About Franco-Nevada

Franco-Nevada Corporation (TSX — FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. Franco-Nevada also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

About Quadra FNX

Quadra FNX Mining Ltd. is a leading mid-tier copper mining company with corporate offices in Vancouver, B.C. and Toronto, Ontario. Quadra FNX produces copper and platinum group metals from its operating mines: Robinson in Nevada, Carlota in Arizona, Franke in northern Chile, Levack, which includes Morrison, Podolsky and McCreedy West in Sudbury, Ontario. Quadra FNX possesses several advanced development projects, including the Sierra Gorda copper-molybdenum project in Chile and the Victoria project, an advanced exploration project, in Sudbury. Quadra FNX employs approximately 1,700 people in North and South America.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION: Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The companies caution the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in national and local government legislation; and obtaining all required approvals for the transaction. The forward-looking statements contained in this press release are based upon assumptions the companies believe to be reasonable, including, without limitation, any factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of the companies’ most recent Annual Information Forms filed with the Canadian securities regulatory authorities on www.sedar.com, as well as the companies’ annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and the companies do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information on Franco-Nevada, please go to our website at www.franco-nevada.com or contact:

David Harquail	Paul Brink
President & CEO	SVP Business Development
416-306-6300	416-306-6300

For more information on Quadra FNX, please go to our website at www.quadrafnx.com or contact:

Don MacDonald	Nawojka Wachowiak
Chief Financial Officer	VP, Investor Relations
604-689-8550	416-642-9209